Koning Corporation



ANNUAL REPORT

5555 Oakbrook Parkway

Norcross, GA 30093

(888) 558-5228

www.koninghealth.com

The Annual Report is dated April 26, 2024.

BUSINESS

Koning is a breast CT device manufacturer - the only company with FDA approval for commercial, diagnostic use. The Koning Breast CT (KBCT) produces real, high-contrast 3D images of the breast with exceptional spatial resolution, no painful compression, in a rapid 7-second exposure—all at radiation levels in the range of diagnostic mammograms. We excel at diagnostic work ups, post-op monitoring, 3D guided biopsy, neoadjuvant monitoring, implant evaluation, contrast enhancement, and density measurements, especially when it comes to imaging small, dense breasts. KBCT is proprietary breast imaging technology built to detect Stage 0 and Stage 1 cancers, finding tumors as small as 2mm and calcifications as small as 200 microns. With prone positioning and no compression of the breasts, KBCT allows for a better patient experience. Each output of the scan is a 3D image, allowing for an evaluation of tissue from any angle, eliminating overlapping structures.

Our initial market entry is focused on a small set of luminary site partners who will foster early adoption. Ultimately, our revenue streams will include through software sales, consumables, add-on accessories, and service and parts fees, as well as a chain of Koning-managed clinics.

The Company has 120 patents, with 6 additional patents filed and pending.

Koning Corporation is a C-corporation organized under the laws of Delaware on January 14, 2002. Koning has one wholly owned subsidiary in China: Koning Tianjin Medical Equipment Co. LTD

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $4,172,371.00

Number of Securities Sold: 818,062

Use of proceeds: General corporate purposes

Date: March 10, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $1,000,000.00

Use of proceeds: General corporate purposes

Date: December 09, 2020

Offering exemption relied upon: convertible debt

Type of security sold: SAFE

Final amount sold: $2,143,164.09

Use of proceeds: general corporate uses

Date: January 17, 2022

Offering exemption relied upon: Regulation CF

MANGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $5,582,800, up from fiscal year 2022 revenue of $1,418,566. Koning recovered from the impact of COVID, and spent 2023 launching new revenue models and succeeding in sales to a broader range of customers. The company took effective approaches and advanced in a significant backlog of purchase orders. That momentum is estimated to continue and rise in 2024 and future years. The rise in revenue from 2022 to 2023 reflects the company's ability to create new revenue streams, launch successful market campaign, convert into sales, and build, ship, transport and install the products.

Cost of goods sold

Cost of goods sold in 2023 was $ 3,000,000 compared with $ 628,887 in 2022. The higher cost of goods sold is a strong indication of the increasing purchase orders Koning has settled.

Gross margins

Gross margins were $ 2,582,800 compared to $ 789,679 or 46% of revenue compared to 56% of revenue. This is a reflection of fulfilling deals signed in 2024 which have not been deployed. Koning accumulates some parts when it can purchase major inventory components in bulk, including the image sensors and detectors. As a result, inventory received into Koning's possession also increased.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, financing and regulatory expenses. Predominantly, research and development has been capitalized as it has contributed to the intangible assets on our balance sheet. In order to further advance our global efforts to promote and deploy our technology, expenses in 2023 was $3,583,561 compared to $2,797,293.

Historical results and cash flows:

Over the course of the Company's operating history, the Company has put substantial emphasis and capital expenditure on the research and development of the technology and patent space, to the aggregate amount of $48,689,860.

In prior years, the primary method for cash generation has come through investments in forms of equity, convertible equity, crowd funding SAFE. Additionally, the Company had secured significant research grant funding from the National Institutes of Health (NIH), Small Business Innovation Research (SBIR) and National Cancer Institute (NCI) grants. The Company has sold a number of devices to luminary sites and through research agreements that has generated revenue. However, the Company has not become profitable to generate free cash flow.

Going forward, the Company has matured out of the R&D phase of its lifecycle. R&D capital expenditure has gradually tapered while market development expense - including marketing, promotion and sales expense have increased. Meanwhile, the primary method of generating cash have been steady through the sale of either manufactured devices or the fees for scan on those manufactured devices. As volumes and fulfillment ramp up, the Company will become profitable and cash flow positive.

2024 will be a promising and an inflection year for Koning. Through the new revenue stream of fees for scan, the company has a considerable number of backlogs of purchase orders. The company is working on increasing the manufacturing capability, with the near-future goal of 100 units per year.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $686,490.00.

Debt

Creditor: Small Business Administration

Amount Owed: $211,400.00

Interest Rate: 3.75%

Maturity Date: June 18, 2050

Creditor: Various shareholders

Amount Owed: $3,558,360.00

Interest Rate: 6.0%

Maturity Date: December 31, 2025

Principal and accrued and unpaid interest at the annual rate of 6% may convert into shares of Common Stock at the conversion price equal to the price paid by investors in a certain qualified financing resulting in gross proceeds to the Company of at least $20,000,000.

Creditor: Accrued Payroll, owed to employees of the company

Amount Owed: $1,754,963.00

Interest Rate: 0.0%

Maturity Date: December 31, 2023

Creditor: Accounts Payable, including credit card

Amount Owed: $1,424,812.00

Interest Rate: 0.0%

Maturity Date: December 31, 2023

DIRECTORS, EXECUTIVE OFFICIERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lutao Ning

Lutao Ning's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO US

Dates of Service: May, 2018 - Present

Responsibilities: CEO, all corporate execution, salary $250,000

Position: Board director

Dates of Service: May, 2015 - Present

Responsibilities: Board director

Name: Ruola Ning

Ruola Ning's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder and Chairman of the Board

Dates of Service: February, 2002 - Present

Responsibilities: Scientific oversight, salary - $260,000

Other business experience in the past three years:

Employer: University of Rochester

Title: Senior Scholar

Dates of Service: May, 2018 - Present

Responsibilities: Professor Emeritus position

Name: Dr. Rajesh Garg

Dr. Rajesh Garg's current primary role is with National Spine and Pain Center. Dr. Rajesh Garg currently services less than 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January, 2020 - Present

Responsibilities: Director, board compensation 40,000 stock options

Other business experience in the past three years:

Employer: National Spine and Pain Center

Title: Director

Dates of Service: May, 2019 - Present

Responsibilities: Director

Other business experience in the past three years:

Employer: Medocity

Title: Board of advisors

Dates of Service: December, 2018 - Present

Responsibilities: advisor

Name: Matthew Stack

Matthew Stack's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: June, 2016 - Present

Responsibilities: With the Company since 2016, Mr. Stack's primary responsibilities over the past three years as the Company's Chief Financial Officer is to manage the Company's financials, books, accounts and records, along with providing strategic direction for the financial planning of the Company. Salary - $100,000

Name: David Georges

David Georges's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: US President

Dates of Service: April, 2015 - Present

Responsibilities: With the Company since 2015, Mr. Georges' primary responsibilities over the past three years as the Company's President North America is to manage, grow and scale the Company's sales and service in the US and global markets. Salary - $180,000

Name: Dr. Changhua Qiu

Dr. Changhua Qiu's current primary role is with Trim-edicine. Dr. Changhua Qiu currently services less than 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August, 2007 - Present

Responsibilities: As a director, Dr. Qiu provides oversight services to the Company . Board compensation 40,000 stock options

Other business experience in the past three years:

Employer: Forun Technologies

Title: Managing Director

Dates of Service: July, 2018 - December, 2021

Responsibilities: Managing Director

Other business experience in the past three years:

Employer: Trim-edicine

Title: CEO

Dates of Service: January, 2022 - Present

Responsibilities: CEO

Name: Dr. Baozhong Wang

Dr. Baozhong Wang's current primary role is with Dingxin Lianrui Investment and Development Center Executive Partner. Dr. Baozhong Wang currently services less than 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: December, 2014 - Present

Responsibilities: As a director, Dr. Wang provides oversight services to the Company. Board compensation 40,000 stock options

Other business experience in the past three years:

Employer: Dingxin Lianrui Investment and Development Center Executive Partner

Title: Executive Partner

Dates of Service: May, 2014 - Present

Responsibilities: Executive Partner

Name: Lianghai Bing

Lianghai Bing's current primary role is with China Venture Capital Association. Lianghai Bing currently services less than 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: December, 2016 - Present

Responsibilities: As a director, Dr. Wang provides oversight services to the Company. Board compensation 40,000 stock optionsOther business experience in the past three years:

Employer: China Venture Capital Association

Title: Executive director

Dates of Service: May, 2012 - Present

Responsibilities: Executive director

Name: Lee Fan

Lee Fan's current primary role is with Hunter Pacific Fund. Lee Fan currently services less than 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January, 2022 - Present

Responsibilities: As a director, Ms. Fan provides oversight services to the company. Board compensation 40,000 stock options

Other business experience in the past three years:

Employer: Hunter Pacific Fund

Title: Founding Partner

Dates of Service: April, 2018 - Present

Responsibilities: Managing director

Other business experience in the past three years:

Employer: Bitmart

Title: Chief strategy officer

Dates of Service: January, 2021 - Present

Responsibilities: Chief strategy officer

Other business experience in the past three years:

Employer: Cipholio Ventures

Title: Partner

Dates of Service: January, 2021 - Present

Responsibilities: Partner

PRINCIPAL SECURITY HOLDERS

Title of class: Common Stock

Stockholder Name: King Horse LLC (Controlled by Lutao Ning)

Amount and nature of Beneficial ownership: 10,000,000

Percent of class: 24.75

Title of class: Common Stock

Stockholder Name: Ruola Ning

Amount and nature of Beneficial ownership: 10,000,000

Percent of class: 24.75

RELATED PARTY TRANSACTIONS

Name of Entity: Ruola Ning

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: As of December 31, 2021 and 2020, the Company has the following note obligations to two officer shareholders of the Company, bearing interest at the rate of 2.5% per annum. The obligations have no scheduled repayment terms and therefore are classified as long term obligations of the Company. 2021 2020 Promissory notes payabl $1,000,000 $1,000,000

Material Terms: As of December 31, 2021 and 2020, the Company has the following note obligations to two officer shareholders of the Company, bearing interest at the rate of 2.5% per annum. The obligations have no scheduled repayment terms and therefore are classified as long term obligations of the Company.

Name of Entity: University of Rochester

Names of 20% owners: Ruola Ning

Relationship to Company: The University owns 2,306,928 shares of the Company's common stock.

Nature / amount of interest in the transaction: Historically, URMC and Excell Partners, Inc. have provided financing to the Company through convertible debt agreements. In addition, the Company has an agreement with the University which allow the Company the exclusive license to market technology involved in certain patents owned by the University. In exchange for these marketing rights and license of the Cone Beam CT technology, the Company agreed to the below material terms. Some of the below fees have already been paid off by the company.

Material Terms: License fee in the form of 191,710 shares of the Company's Common Stock. Minimum annual royalties from $5,000 for the years 2003 and commencing in 2006, $25,000 thereafter. Royalties on licensed products of 2.5% of net sales. Royalties on sub-licensed products of 30% of all related revenues, excluding monies received for research and development and certain reimbursements. Milestone payments of $25,000 for the completion of a prototype system and $150,000 six months following approval by FDA to market the first commercial product. Payment of all reasonable out-of-pocket legal fees and costs relating to the filing, prosecution and maintenance of the patents incurred by the University including past patent costs.

OUR SECURITIES

The company has authorized Common Stock, Series A Preferred Stock, Series B Preferred Stock, Convertible Notes, and Republic SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 509,465 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 37,222,543 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 1,414,197 shares to be issued pursant to stock options issued under the 2007 Stock Option Plan.

The total amount outstanding includes 1,846,797 shares to be issued pursant to stock options issued under the 2018 Stock Option Plan.

The total amount outstanding includes 2,144,100 shares to be issued pursant to stock options, reserved but unissued under the 2018 Stock Option Plan.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A Preferred Stock

The amount of security authorized is 1,000,000 with a total of 659,271 outstanding.

Voting Rights

Except under certain circumstances, each holder of shares of Series A Preferred Stock shall be entitled to one vote for each such share (on an as converted basis, 1:10) as determined on the record date for the vote or written consent of stockholders, and shall vote together with the holders of the Common Stock as a single class upon any items submitted to a vote of the stockholders.

Material Rights

Preferred share holders are not required to convert until a change of control event; but if they convert, the conversion rate would be 1 preferred share for 10 common shares. Their voting rights are based on their common share equivalent.

Anti-Dilution Rights.

The Series A Conversion Price in effect from time to time is subject to certain adjustments for dividends and stock splits, reverse stock splits, certain sales of common stock, mergers and reorganizations, and certain expirations or changes in price for options, warrants, convertible or exchangeable security or any other rights to subscribe for shares of common stock or any securities exchangeable for or convertible into shares of common stock.

Board of Directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one member of the Board of the Directors of the Company and shall also have the right to remove and replace the Series A Director in accordance with the By-laws of the Company.

Redemption. On or after the fifth anniversary of the Series A Preferred Stock issuance date, at the election of the holders of more than fifty percent (50%) of the then outstanding shares of Series A Preferred Stock, the Company shall redeem all, or any portion, of the shares of Series A Preferred Stock then outstanding at a certain Series A Preferred Stock redemption price.

Protective Provisions. In addition to any right provided by law, without the written consent of the holders of a majority of shares of Series A Preferred Stock then outstanding, voting together as a single class, the Company shall not (a) effect certain liquidation events; (b) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws; (c) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security having rights, preferences or privileges senior to or on parity with the Series A Preferred Stock, or increase the authorize number of shares of Series A Preferred Stock; (d) purchase or redeem or pay any dividend on any capital stock junior to the Series A Preferred Stock (subject to certain exceptions); (e) create or authorize the creation of any debt security; (f) increase the size of the Board of Directors to a number of members in excess of five directors; (g) change the principal place of business of the Company, enter new lines of business or exit the current lines of business; (h) enter into or be a party to any transaction with any director, officer or employee of the Company or any associate of any such person; (i) make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company; (j) make any loan or advance to any person, including any employee or director (subject to certain exceptions); (k) guarantee any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business; (l) make any investment (subject to certain exceptions); (m) incur any aggregate indebtedness in excess of $1,000,000 that is not already included in a Board-approved budget, other than trade credit incurred in the ordinary course of business; (n) hire or fire executive officers with the prior approval of the Board of Directors; (o) increase the compensation of executive officers, including approving any additional option plans; (p) sell, transfer, license, pledge or encumber technology or intellectual property, other than licenses granted in the ordinary course of business; (q) effect any amendment to, or modification of, the certain certificate of designation that would adversely affect the rights or preferences pertaining to Series A Preferred Stock; or (r) reclassify any shares of Series A Preferred Stock.

Series A Preferred Stock Dividends. Each holder of shares of Series A Preferred stock shall be entitled to receive annual cumulative preferential dividends, payable in cash out of funds legally available therefor or in shares of Common Stock at the holder's option, when, as and if declared by the Board. The Series A Preferred stock Dividends will accrue with respect to each such share of Series A Preferred Stock commencing as of the first anniversary of the date of issuance of the Series A Preferred Stock, to the extent unpaid, whether or not they have been declared and whether or not the Company may legally pay such dividends. The aggregate of dividends payable for Series A Preferred Stock Dividends and Series B Preferred Stock Dividends with rates of 8.8% and 6.5%, respectively, if certain conditions occur, totals $4,496,506. Liquidation Preference: Upon the occurrence of certain transactions, each holder of outstanding shares of Series A Preferred Stock shall be entitled to be paid out of the consideration payable to the stockholders of the Company (in the case of a merger or consolidation, for example) or of the consideration payable to the Company (net of obligations owed by the Company) together with all other available assets of the Company (in the case of an asset sale, for example), as the case may be, whether such assets are capital, surplus or capital earnings, an amount equal to the original purchase price for the Series A Preferred Stock plus the accrued but unpaid Series A Preferred Stock Dividends.

Liquidation Preference. Upon the occurrence of certain transactions, each holder of outstanding shares of Series A Preferred Stock shall be entitled to be paid out of the consideration payable to the stockholders of the Company (in the case of a merger or consolidation, for example) or of the consideration payable to the Company (net of obligations owed by the Company) together with all other available assets of the Company (in the case of an asset sale, for example), as the case may be, whether such assets are capital, surplus or capital earnings, an amount equal to the original purchase price for the Series A Preferred Stock plus the accrued but unpaid Series A Preferred Stock Dividends

Series B Preferred Stock

The amount of security authorized is 204,332 with a total of 204,332 outstanding.

Voting Rights

Except under certain circumstances, each holder of shares of Series B Preferred Stock shall be entitled to one vote with holders of outstanding shares of common stock and Series A Preferred stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Company for their action.

Material Rights

Preferred share holders are not required to convert until a change of control event; but if they convert, the conversion rate would be 1 preferred share for 10 common shares. Their voting rights are based on their common share equivalent.

Anti-Dilution Rights.

The Series B Conversion Price in effect from time to time is subject to certain adjustments for certain issuances of common stock, options, convertible securities; certain changes in terms of options or convertible securities; expired or terminated options or convertible securities; dividends; subdivisions or combinations of common stock; and reorganizations, reclassifications, consolidations or mergers.

Board of Directors. The holders of record of outstanding shares of Series B Preferred Stock, voting as a separate class, shall be entitled to elect by majority vote (with each share of Series B Preferred Stock entitled to one vote) one individual to the Board, and shall also have the right to remove and replace the Series B Director.

Rank. The rights attached to the Series B Preferred Stock shall at all times rank (i) senior to the rights attached to common stock and any other class of securities that is specifically designated as junior to the Series B Preferred Stock ("Junior Securities"); (ii) on parity with the rights attached to the Series A Preferred Stock and any other class or series of Preferred Stock of the Company created after July 25, 2014, specifically ranking, by its terms, on parity with Series B Preferred Stock; and (iii) junior to the rights attached to any other class or series of Preferred Tock or other capital stock of the Company created after July 25, 2014 (with the consent of the holders of a majority of the Shares of Series B Preferred Stock) specifically ranking, by its terms, senior to the Series B Preferred Stock.

Protective Provisions. Without the written consent of the holders of a majority of the then total outstanding shares of Series B Preferred Stock, voting together as a single class with one vote per share thereof, the Company shall not, and shall cause its subsidiaries not to take or consummate, any of the actions or transactions as follows: (a) effect a certain liquidation event; (b) amend, alter or repeal any provision of the certificate of incorporation or bylaws; (c) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security having rights, preferences or privileges senior to or on parity with the Series B Preferred Stock, or increase the authorized number of shares of Series B Preferred stock; (d) purchase or redeem or pay any dividend on any capital stock junior to the Series B Preferred Stock (subject to certain exceptions); (e) create or authorize the creation of any debt security; (f) increase the size of the Board of Directors to a number in excess of nine directors; (g) change the principal business of the Company, enter into new lines of business or exit the current line of business; (h) enter into or be a party to any transaction with any director, officer or employee of the Company or any associate of any such person; (i) make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company (except for Koning (Tianjin) Medical Equipment Co. LTD.); (j) make any loan or advance to any person, including any employee or director (subject to certain exceptions); (k) guarantee any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business; (l) make any investment (subject to certain exceptions); (m) incur any aggregate indebtedness in excess of $1,000,000 that is not included in a Board approved budget, other than trade credit incurred in the ordinary course of business; (n) hire or fire executive officers without the prior approval of the Board; increase the compensation of executive officers, including approving any additional option plans; (o) sell, transfer, license, pledge or encumber technology or intellectual property, other than licenses granted in the ordinary course of business; (p) effect any amendment to, or modification of, the certificate of designation that would adversely affect the rights or preferences pertaining to Series B Preferred Stock; or (q) reclassify any shares of Series B Preferred Stock.

Dividends. From and after the date on which the Company initially issued Series B Preferred Stock, cumulative dividends thereon shall accrued, whether or not declared by the Board and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the compound rate of 6.5% per annum on the sum of the certain liquidation value thereof plus all unpaid accrued and accumulated dividends thereon. The aggregate of dividends payable for Series A Preferred Stock Dividends and Series B Preferred Stock Dividends with rates of 8.8% and 6.5%, respectively, if certain conditions occur, totals $4,496,506.

Redemption. If, on or before the third anniversary of the Series B Preferred Stock issuance date, the Company has not closed a certain change of control or a qualified initial public offering, then the holders of Series B Preferred Stock shall have the right to elect to have, out of funds legally available therefor, all or any portion of the then outstanding shares of Series B Preferred Stock redeemed by the Company for a price per share equal to that certain liquidation value for such shares, plus all unpaid accrued and accumulative dividends on such shares (whether or not declared).

Liquidation Preference. Upon the occurrence of certain transactions, each holder of outstanding shares of Series B Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of any Junior Securities by reason of their ownership thereof, an amount in cash equal to that certain aggregate liquidation value of all certain shares held by such holder, plus all unpaid accrued and accumulate dividends on all such certain shares (whether or not declared).

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $4,332,443.37

Interest Rate: 6.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Principal and accrued and unpaid interest at the annual rate of 6% may convert into shares of Common Stock at the conversion price equal to the price paid by investors in a certain qualified financing resulting in gross proceeds to the Company of at least $20,000,000.

Material Rights

There are no material rights associated with Convertible Notes.

Republic SAFE

The security will convert into Common shares and the terms of the Republic SAFE are outlined below:

Amount outstanding: $2,101,141.26

Maturity Date: March 11, 2022

Interest Rate: 0.0%

Discount Rate: 10.0%

Valuation Cap: $200,000,000.00

Conversion Trigger: Next equity round of $5,000,000 or over

Material Rights

There are no material rights associated with Republic SAFE.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round", meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Crowd SAFE should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Crowd CF purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the

Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our VeraComplete and Vera Prime3D products. Delays or cost overruns in the development of our VeraComplete and Vera Prime3D and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Koning Corporation operates in the medical device space with a product lifecycle that could take many years to reach profitability. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Koning Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Vera Complete and Vera Prime3D is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 120 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 103,000,000 shares of capital stock, consisting of 100,000,000 shares of Common Stock, par value $0.001 per share, and 3,000,000 shares of Preferred Stock, par value $0.01 per share, of which 1,000,000 shares are designated as Series A Preferred Stock and 204,332 shares are designated as Series B Preferred Stock. As of the date of this Form C, [31,817,449] shares of Common Stock are issued and outstanding, 659,271 shares of Series A Preferred Stock are issued and outstanding and 204,332 shares of Series B Preferred Stock are issued and outstanding, which convert on a 1:10.00 basis. Unless we increase our authorized capital stock, we may not have enough authorized capital stock to be able to obtain funding by issuing shares of our capital stock or securities convertible into shares of our capital stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Our computed tomography, or CT services, and some of our other imaging services require the use of radioactive materials, which could subject us to regulation- related costs and delays and potential liabilities for injuries or violations of environmental, health and safety laws.

Our CT services and some of our other imaging services require radioactive materials. While this radioactive material has a short half-life, meaning it quickly breaks down into inert, or non-radioactive substances, storage, use and disposal of these materials present the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials and waste products. In spite of our safety procedures for storing, handling and disposing of these hazardous materials, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. We maintain professional liability insurance with coverage that we believe is consistent with industry practice and appropriate in light of the risks attendant to our business. However, in the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs and the diversion of our management's attention in order to comply with current or future environmental, health and safety laws and regulations.

Competition in the medical imaging industry may result in competing products, superior marketing and lower revenues and profits for us.

The market in which we intend to participate is highly competitive. Many of the companies in the cancer diagnostic and screening markets have substantially greater technological, financial, research and development, manufacturing, human and marketing resources and experience than we do. These companies may succeed in developing, manufacturing and marketing products that are more effective or less costly than our products. The competition for developing a commercial device utilizing computed tomography techniques and laser technology is difficult to ascertain given the proprietary nature of the technology. There can be no assurance that the development of new types of diagnostic medical equipment or technology will not have a material adverse effect on our business, financial condition, and results of operations.

If we fail to comply with various licensure, certification and accreditation standards, we may be subject to loss of licensure, certification or accreditation, which would adversely affect our operations.

All of the states in which we operate require the imaging technologists who operate our computed tomography systems to be licensed or certified. Any lapse in our licenses, certifications or accreditations or those of our technologists, or the failure of any of our sites to satisfy the legal requirements could adversely affect our operations and financial results.

Failure to innovate may adversely impact our competitive position and may adversely impact our ability to drive price increases for our products and our product revenue.

Our future success will depend upon our ability to innovate new products and introduce enhancements to our existing CT services, in order to address the changing needs of the marketplace. We also rely on product enhancements and new products to attempt to drive price increases for our products in our markets. Frequently, product development programs require assessments to be made of future clinical need and commercial feasibility, which are difficult to predict. Customers may forego purchases of our product and purchase our competitors' products as a result of delays in introduction of enhancements to our product and new products, failure to choose correctly among technical alternatives or failure to offer innovative products or enhancements at competitive prices and in a timely manner. In addition, announcements of new products may result in a delay in or cancellation of purchasing decisions in anticipation of such new products. We may not have adequate resources to introduce new products in time to effectively compete in the marketplace. Any delays in product releases may negatively affect our business. We also compete with new and existing alternative technologies that are being used to penetrate the worldwide imaging market. These products, procedures or solutions could prove to be more effective, faster, safer or less costly than our products. The introduction of new products, procedures or clinical solutions by competitors may result in price reductions, reduced margins, loss of market share and may render our product obsolete. We cannot guarantee that these alternative technologies will not be commercialized and become viable alternatives to our product in the future, and we cannot guarantee that we will be able to compete successfully against them if they are commercialized.

The markets for competitor's 3D tomosynthesis system may develop faster than the market for our Koning Breast CT product.

The markets for 3D tomosynthesis system and related products may not continue to develop as expected. There is a significant installed base of conventional digital and screen-film mammography products in hospitals and radiological practices. The use of 3D tomosynthesis system or our Koning Breast CT product in many cases would require these potential customers to either modify or replace their existing x-ray imaging equipment. As such products are generally more expensive than conventional mammography products, we believe that a major factor in the market's acceptance of those systems has been and will continue to be based upon the benefits thereof as compared to less expensive technologies. Moreover, as a new technology, there is currently limited, if any, reimbursement for the use of such systems. We believe that our ability to continue to gain market acceptance of our Koning Breast CT systems and follow-on products depends on our ability to demonstrate the clinical efficacy and cost-effectiveness thereof and to secure reimbursement to support the use thereof. We are seeking to work with healthcare providers, insurance companies and other third-party payors in connection with our efforts to promote, and to secure reimbursement for the use thereof. However, we can give no assurance that these efforts will be successful. The markets for such systems and related products have and will continue to be affected by published studies and reports relating to the comparative efficacy thereof, as well as decisions relating to the reimbursement of healthcare providers for the use of the system. The publication of an adverse study, or an adverse decision relating to the reimbursement of the use thereof, would likely significantly impair the adoption of this technology and harm our business. Sales of our Koning Breast CT systems may also be adversely affected by increased competition. Several companies, including Siemens, Giotto, Philips and Planmed, have recently introduced 3D tomosynthesis systems in certain foreign countries, which may compete with our products. We also are aware that other companies, several of which have substantially greater resources than we have, such as GE and Siemens, are developing competing systems for approval. Because the markets for our Koning Breast CT system and related products are relatively new, it is likely that our evaluation of the potential markets for these products will materially vary with time.

Our business is dependent upon future market growth of full field digital mammography systems, digital computer aided detection products, and tomosynthesis as well as advanced image analysis and workflow solutions for use with MRI and CT. This growth may not occur or may occur too slowly to benefit us.

Our future business is substantially dependent on the continued growth in the market for full field digital mammography systems, digital computer aided detection products and tomosynthesis as well as advanced image analysis and workflow solutions for use with MRI and CT. The market for these products may not continue to develop or may develop at a slower rate than we anticipate due to a variety of factors, including, general economic conditions, delays in hospital spending for capital equipment, the significant costs associated with the procurement of full field digital mammography systems and CAD products and MRI and CT systems and the reliance on third party insurance reimbursement. If the market for the products and technologies upon which our products are dependent does not grow or grows too slowly, this could have a material adverse effect on our business

Guidelines, recommendations and studies published by various organizations may reduce the use of our products.

Professional societies, government agencies, practice management groups, private health/science foundations, and organizations involved in healthcare issues may publish guidelines, recommendations or studies to the healthcare and patient communities. Recommendations of government agencies or these other groups/organizations may relate to such matters as usage, cost-effectiveness, and use of related therapies. Organizations like these have in the past made recommendations about products similar to ours and those of our competitors. Recommendations, guidelines or studies that are followed by healthcare providers and insurers could result in decreased use of our products. For example, in November 2012, the American Congress of Obstetrics and Gynecologists, known as the ACOG, released updates in which they have recommended less frequent cervical cancer screening similar to guidelines released in March 2012 by the U.S. Preventative Services Task Force, or the USPSTF, and the American Cancer Society. We believe that these recommendations and guidelines may have contributed to increased screening intervals for cervical cancer, which we believe has and may continue to adversely affect ThinPrep's revenues. In addition, on October 20, 2015, the American Cancer Society issued new guidelines recommending that women start annual mammograms at age 45 instead of 40 and have a mammogram every two years instead of annually. This recommendation could result in a decrease in purchases of our mammography systems.

Changes in general economic conditions, geopolitical conditions, U.S.-China trade relations and other factors beyond the Company's control may adversely impact our business and operating results.

The business and operations of the Company and its wholly-owned subsidiary, Koning (Tianjin) Medical Equipment Co. Ltd., depend significantly on global and regional economic and geopolitical conditions. Changes in U.S.- China trade policies, and a number of other economic and geopolitical factors both in China and abroad could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. Such factors may include, without limitation: instability in political or economic conditions, including but not limited to inflation, recession, foreign currency exchange restrictions and devaluations, restrictive governmental controls on the movement and repatriation of earnings and capital, and actual or anticipated military or political conflicts, particularly in emerging markets; intergovernmental conflicts or actions, including but not limited to armed conflict, trade wars, retaliatory tariffs, and acts of terrorism or war; and interruptions to the business of the Company and its subsidiary, Koning (Tianjin) Medical Equipment Co. Ltd., with its largest customers, distributors and suppliers resulting from but not limited to, strikes, financial instabilities, computer malfunctions or cybersecurity incidents, inventory excesses, natural disasters or other disasters such as fires, floods, earthquakes, hurricanes or explosions. Any of the foregoing or similar factors could result in reduced demand for our services which, in turn, could have material adverse effects on our business and results of operations

Dependence on Performance of Subsidiaries

The Company is dependent on the operations, assets and financial health of Koning (Tianjin) Medical Equipment Co. Ltd., its wholly-owned subsidiary. Accordingly, if such subsidiary's financial performance declines this may adversely affect the Company's investment therein, the ability to realize a return on such investment and the financial results of the Company.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

RESTIRCTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances.

SIGNATURES

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2024.

Koning Corporation

By _____

Name: Koning Corporation

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Lutao Ning, the Chief Executive Officer of Koning Corporation, hereby certify that the financial statements of Koning Corporation and notes thereto for the periods ending December 31, 2023 and December 31, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Koning Corporation has not yet filed its federal tax return for 2023

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 23, 2024



_____ (Signature)

__CEO_____ (Title)

___04/23/2024_____ (Date)

Koning Corporation
Consolidated Balance Sheets As of Dec 31, 2023
(in US dollar)

	Consolidated
ASSETS	
Current assets:	
Cash and cash equivalents	686,490
Accounts receivable	3,359,418
Inventory	2,008,015
Prepaid expenses	4,300
Due from subsidiary	500,000
Total current assets	**6,558,222**
Fixed assets:	
Furniture and fixtures	-
KBCT trailer	325,142
Unit 7 as assets	467,682
Machinery & Testing Equipment	7,195
Trailer for KBCT transfer	9,451
KCBC 2.0 in trailer	186,339
Fixed assets AI	5,816,216
Less accumulated depreciation	(3,694,798)
	3,117,227
Other assets:	
Security deposit	18,094
Regulatory assets(Intangible)	6,215,713
Development internal intangible	26,183,193
Development external	2,989,918
Investment in equity in subsidiary	(634,929)
Accumulated amortization	(14,927,302)
Total other assets	**19,844,688**
Total assets	**29,520,137**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current liabilities:	
Line of credit and PPP Loan	6,828
Accounts payable	1,191,392
Short term loan or Ccard	226,592
Refund payable	139,975
Accrued payroll	851,065
Accrued interest	903,898
Deferred revenue	1,076,000
Due to/From Officer	1,000,269
Total current liabilities	**5,396,019**
Long term liabilities:	
C note payable	3,558,360
Total long term Liabilities	**3,558,360**
Total Liabilities	**8,954,379**
Stockholder's equity(deficit):	
Common stock	32,309
Net income	(34,458)
Preferred stock	8,636
Paid in capital	35,088,552
Accumulated other comprehensive income	(105,947)
Retained earning(deficit)	(14,423,333)
Total stockholder's equity(deficit)	**20,565,758**
Total liabilities and stockholder's equity	**29,520,137**

Unaudited management financials

Koning Corporation
Consolidated Statement of Profit and Loss Jan 2023 through Dec 2023
(in US dollar)

		Consolidated
Revenues:		
	Sales	5,582,800
	Grant revenue	-
	Other revenue	
	Total revenue	**5,582,800**
Cost of Goods Sold:		
	Cost of sales	3,000,000
	Total COGS	**3,000,000**
Gross profit		**2,582,800**
Expenses:		
	Sales & Marketing	1,094,711
	General & Administrative	1,274,775
	Research & Development	1,214,076
	Total expenses	**3,583,561**
Operating income(loss)		**(1,000,761)**
Other income/exp:		
	Interest income	30
	Total other income/exp	**30**
Other expenses:		
	Taxes	4,350
	Total other expenses	**4,350**
Net income		**(1,005,082)**

Unaudited management financials

Koning Corporation
Consolidated Statement of Cash Flows Jan 2023 through Dec 2023
(in US dollar)

	Consolidated
OPERATING ACTIVITIES	
Net income	(1,005,082)
Adjustments to reconcile net Income to net cash provided by operations:	
Accounts receivable	215,500
Inventory asset	(653,830)
Prepaid expenses	(4,300)
Due from subsidiary	(200,000)
Accounts payable	109,395
Business credit card	(35,205)
Line of credit-Chase 2001	8,028
Keybank commercial loan	(40,000)
SBA disaster loan	(8,675)
Deferred revenue	(115,400)
Refund Payable	(400,000)
Due to/From officer and employee	269
Net cash provided by operating activities	**(2,129,300)**
INVESTING ACTIVITIES	
KBCT in trailer	(186)
Security deposit	(11,199)
Development external	(55,907)
Net cash provided by investing activities	**(67,292)**
FINANCING ACTIVITIES	
Common stock	280
Additional paid in capital	1,893,627
Net cash provided by financing activities	**1,893,907**
Net cash increase for period	**(302,685)**
Cash at beginning of period	989,175
Cash at end of period	**686,490**

Unaudited management financials

Koning Corporation Summary Capitalization Table

As of 12/31/2022 • Generated by Lutao Ning (lutao.ning@koningcorporation.com) at 04/20/2023 09:10:39

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares
Common Stock classes			
Common Stock	100,000,000	34,312,453	34,312,453
Total Common Stock issued and outstanding			34,312,453
Preferred Stock classes			
Series A Preferred Stock (converting at 1 to 10.00)	1,000,000	659,271	6,592,710
Series B Preferred Stock (converting at 1 to 10.00)	204,332	204,332	2,043,320
Total Preferred Stock issued and outstanding			8,636,030

Koning Corporation Summary Capitalization Table

As of 12/31/2023 • Generated by Lutao Ning (lutao.ning@koningcorporation.com) at 04/23/2024 12:28:43

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares
Common Stock classes			
Common Stock	100,000,000	34,674,809	34,674,809
Total Common Stock issued and outstanding			34,674,809
Preferred Stock classes			

Series A Preferred Stock (converting at 1 to 10.00)	1,000,000	659,271	6,592,710
Series B Preferred Stock (converting at 1 to 10.00)	204,332	204,332	2,043,320
Total Preferred Stock issued and outstanding			8,636,030

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Koning Corporation & Subsidiary (which may be referred to as the "Company", "we," "us," or "our"), is a Delaware corporation which was organized January 14, 2002. The Company is a development stage company. The Company developmental model utilizes the successful research findings performed by the University of Rochester and formulated a plan to (i) manufacture the prototype technology and equipment, (ii) create and upgrade the computer enhanced software technology, (iii) perform clinical trials, (iv) obtain regulatory approvals and (v) market the healthcare system to institutional and other providers. The Company is a medical imaging company developing advanced imaging technology through Computed Tomography (CT) technology called Cone Beam CT. The Koning breast CT (KBCT) produces a 360-degree, true 3D image of the breast in minimal time, at a per-patient lower cost, and in most instances replaces the need for multiple devices, improving survival rates and outcomes for patients. During 2013, the Company was approved to sell its products in Canada, Europe and other countries accepting CE Mark. In January 2015, the Company received premarket approval from the US Food and Drug Administration (FDA) and in November 2015, the Company received Class III Medical Device approval from China FDA.

Through its clinical trials, the Company has accumulated a proprietary archive of medical data relating to imaging resulting from patient scans. This medical data is not available to any other competitor or healthcare provider and is essential for conducting artificial intelligence based automated reading and assisted radiology technology. In the opinion of management, this data can readily be licensed and marketed to users, educators and others in connection with machine learning and the development of algorithms.

The Company's founder, pursuing the research of radiological breast imaging with the University of Rochester and the University of Rochester Medical Center has obtained an exclusive worldwide license to monetize the imaging technology. See discussions below Related Party Transactions and Commitments and Contracts (Note 7 and Note 10).

Since January 14, 2002, the Company has relied upon shareholders, grant providers and other investors for funding cash flow to pay for developing, manufacturing, marketing and other operating expenses. (See discussions below). For the period from inception to December 31, 2023, the Company has generated no profit, has sustained losses aggregating $16,641,299 and has invested $35,401,866 in imaging technology and equipment development. The Company will likely incur additional losses prior to generating income and positive working capital from operations. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 11).

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the company shall attest to, and report on, the assessment made by the management.

The financial statements include forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward looking statements are subject to various risks and uncertainties, including those described under the section entitled "Risk Factors" in the Offering Statement on Form C, filed with the Securities and Exchange Commission ("SEC"). Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. The Company does not undertake an obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

PRINCIPLES OF CONSOLIDATION

The financial statements for the two years ended December 31, 2023, include the accounts of Koning Corporation and its Chinese subsidiary, Koning (Tianjin) Medical Equipment Co., LTD located in Tianjin, China (Koning Tianjin). All intercompany transactions and balances have been eliminated in consolidation. See discussions below.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

RISKS AND UNCERTAINTIES

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include a reduction of governmental reimbursements for imaging procedures, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

CONCENTRATION OF CREDIT RISKS

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

CASH AND CASH EQUIVALENTS

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2023 and 2022, the Company had $686,490 and $1,101,137 of cash on hand, respectively.

RECEIVABLES AND CREDIT POLICY

Trade accounts receivables are recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest. Under normal customer trade terms, pre-payment is required before sales and services are rendered.

Management routinely assesses the financial strength of its customer and determines balances that are uncollectible and included in the allowance for doubtful accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2023 and 2022, the Company has accounts receivable balances of and $3,359,418 and $866,456 respectively.

INVENTORIES

Inventories consist of diagnostic equipment, detectors, tubes and component parts. The inventory is stated at the lower of cost or market, on a specific cost identification method and consists entirely of work in process. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of obsolescence or slow-moving inventory.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is recorded at cost. Depreciation of property and equipment is charged to income using the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years. The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances have development that warrant revision of the estimated benefit period. Upon the sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any related gain or loss is included in current operations. At December 31, 2023, management believes that no impairment of the property and equipment exists.

DEVELOPMENT OF TECHNICAL COMPONENTS AND SOFTWRE ENHANCED COMPUTER CT

Due to the Company's comprehensive relationship with the University of Rochester, see discussion below, in the aggregate, development costs incurred to invest in the development of the technology and to provide the imaging to the public, aggregated $48,689,860.

Prior to January 1, 2019, the Company expensed research and development costs as incurred. In compliance with ASC 985-20, Accounting for Costs of Software to be Sold, Leased, or Marketed, the Company capitalized and carries forward as assets, the costs to develop the equipment and technology. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired outcomes. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company will monetize and forecast the revenues from the technology and computer enhanced software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2023.

INTANGIBLE ASSETS

As a development stage company, management has identified intangible assets which heretofore were expensed as incurred. The intangible costs have several alternative future economic benefits, including the receipt of grants, monetizing clinical trial medical data, producing portable equipment, reusing emitters and detectors, technology licensing and sales, extending low radiation 3D construction software algorithms to other body parts, licensing imaging to non-healthcare industries and other. Certain intangible assets include software costs incurred by the Company's subsidiary in China and are being amortized over a useful life of from ten to twenty years. The Company has patent rights for the use of the technology owned by a related party that is not reported on the consolidated balance sheet. Prior to January 1, 2019, the Company's costs of maintaining the use of patented technologies have been expensed as incurred. Some of these patent rights have been sub-licensed to the Company's wholly owned subsidiary. Koning (Tianjin), the Company's subsidiary, has had its patent rights appraised in the past at approximately $2.8 million. This asset is not reported on the subsidiary's balance sheet. The Subsidiary paid a one-time license fee in 2018 aggregating $500,000 which is eliminated in consolidation.

In 2018, the Company purchased a 12% interest in the subsidiary, changing Koning (Tianjin) from a partially owned subsidiary to a wholly owned subsidiary in exchange for Company common shares totaling 1,923,077. In 2014, the 12% interest in the Chinese subsidiary was purchased by an independent venture capital fund (Fund) for $5,000,000. The 12% purchase by the Fund, in the amount of $5,000,000, was based upon an independent appraisal. The Company has accounted for the issue of the common shares to purchase the 12% interest as patents, trademarks, copywrites and other intangible assets.

TRANSLATION OF FOREIGN CURRENCY

The Company translated the assets and liabilities of its foreign subsidiary at year-end rates of exchange. The consolidated statement of operations for the year ended December 31, 2023, and 2022 was translated at the average rate of exchange for the year then ended and equity balances are translated at historic rates. The unrealized translation gains and losses were accumulated in a separate component of shareholder's deficit as accumulated other comprehensive income. Gains or losses resulting from foreign currency transactions are included in the determination of the net loss.

KONING CORPORATION & SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023

FAIR VALUE MEASUREMENT

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

INCOME TAXES

The Company is taxed as a corporation for federal and state income tax purposes. Since inception, the Company has sustained losses and accordingly, the financial statements reflect no provision for federal and state income taxes for the years ended December 31, 2023 and 2022.

Accounting principles generally accepted in the United States of America require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

The Company's federal and state income tax returns for the years subsequent to 2018 remain subject to examination by the relevant taxing authorities.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2023, the unrecognized tax benefits accrual was zero.

REVENUE RECOGNITION

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* (Topic 606). The ASU and all subsequently issued clarifying ASU's replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contract with customers. The Company adopted the new standard effective January 1, 2019. The adoption of the accounting method for contracts resulted in no change to beginning retained earnings as of December 31, 2018.

The Company recognizes revenue from product sales when all significant contractual obligation have been satisfied and collection of the resulting receivable is reasonably assured: any losses on contracts are recognized immediately. The Company generates revenues primarily from product sales and service and maintenance contracts. Title and risk of loss is transferred at shipping point. The Company insures all shipments.

Grant income is recognized as income when eligible expenses are expended and submitted for reimbursement.

For years ending December 31, 2023 and 2022, the Company recognized $5,582,800 and $1,418,566 in revenue respectively.

DEPOSITS AND DEFERRED REVENUE

The Company records customer deposits and certain unearned grant revenue as deferred revenue until such time as the product is shipped or the grant revenue is earned. The Company's balance at December 31, 2023 and 2022 is $1,076,000 and $1,523,884 respectively.

STOCK-BASED COMPENSATION

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share Based Payment," which replaces SFAS No. 123 and APB Opinion 25. The Company adopted the prospective application method as required by SFAS No 123(R). Stock-based compensation represents the cost related to stock-based awards granted to employees. The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award and recognizes the cost as expenses on a straight-line basis(net of estimated forfeitures) over the requisite service period. The requisite service period is generally the same as the vesting period. The Company recognizes the fair value of stock options using a Black-Scholes option pricing valuation model.

ORGANIZATIONAL COSTS

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

ADVERTISING EXPENSE

The Company expenses advertising costs as they are incurred. Such costs approximated $152,596 and $270,236 respectively, for the years ended December 31, 2023 and 2022.

NOTE 3 – INVENTORIES

Inventories which are accounted for at the lower of cost or market, consist of the following as of December 31, 2023 and 2022:

	2023	**2022**
Parts and accessories	$ 1,278,701	$ 1,138,296
Detectors and tubes	$ 729,314	$ 546,863
	$ 2,008,015	$ 1,685,159

NOTE 4 – PROPERTY AND EQUIPMENT

The Company records property and equipment at cost. As of December 31, 2023 and 2022 the Company has the following property and equipment:

	2023	**2022**
Medical equipment	$ 2,041,403	$ 978,977
Computer equipment & Software	$ 0	$ 0
Prototype and engineered development units	$ 6,804,830	$ 5,816,216
Other	$ 7,195	$ 18,788
Total	$ 6,812,025	$ 6,813,981
Less, accumulated depreciation	$ 3,694,798	$ 3,694,798
Property and equipment, net	**$ 3,117,227**	**$ 3,119,183**

NOTE 5 – INTANGIBLE ASSETS

As discussed below, the University of Rochester (University), has conducted and completed extensive research regarding the use of Computed Tomography (CT) technology, called Cone Beam CT. The University obtained patents which it licenses for use to the Company. Currently, the Company is developing the equipment and computer technology. Therefore, as a development stage entity, the Company capitalizes as intangible assets, all costs which it anticipates will provide an alternative future economic benefit. Such assets are amortized over each respective asset's economic useful life which ranges from eight (8) to seventeen (17) years.

The following costs are included as intangible assets, net of accumulated amortization, as of December 31, 2023 and 2022:

	2023	**2022**
Patents and regulatory approvals	$ 6,215,713	$ 6,215,713
Clinical trials, medical data	$ 26,183,193	$ 26,183,192
Direct and indirect developmental costs	$ 2,989,918	$ 2,934,011
Total	$ 35,388,824	$ 35,332,916
Less accumulated amortization	($ 14,927,302)	($14,925,643)
Intangible assets, net	**$ 20,461,522**	**$ 20,407,273**

NOTE 6 - NOTES AND LOANS PAYABLE

LINE OF CREDIT

The Company has a line of credit available from two banks totaling $150,000. Amounts borrowed pursuant to the line of credit accrues interest at the rate of WSJ prime plus 2%. As of December 31, 2023 and 2022 the outstanding balances are $0 and $0, respectively.

CONVERTIBLE NOTES PAYABLE

As of December 31, 2022 the outstanding convertible promissory notes total $3,558,360, and on December 31, 2023 the outstanding convertible promissory notes total $3,558,360 The convertible promissory notes bear interest at the rate of 6% per annum and can be converted into common shares of the Company, along with accrued interest and a 10% equity premium at a per share price of $5.2234.

NOTES PAYABLE – RELATED PARTIES

As of December 31, 2023 and 2022, the Company has the following note obligations to two officer shareholders of the Company, bearing interest at the rate of 2.5% per annum. The obligations have no scheduled repayment terms and therefore are classified as long term obligations of the Company.

	2023	**2022**
Promissory notes payable	$1,000,269	$1,000,000
Convertible note payable	$3,558,360	$3,558,360

SMALL BUSINESS ADMINISTRATION

The World Health Organization characterized the COVID-19 virus as a global pandemic on March 11. 2020. The duration and economic impact of the pandemic are uncertain. From time to time the Company obtained funding through the Small Business Administration (SBA) Economic Disaster Loan ("EIDL") program.

The Company will elect to account for the EIDL in accordance with Accounting Standards Codification (ASC) 470, "Debt." Under ASC 470, repayment amounts due within one year are recorded as current liabilities, and the remaining amounts, if any, due in more than one year, as long-term liabilities. In accordance with ASC 835, "Interest," no imputed interest is recorded, as the below-market interest rate is governmentally prescribed.

As of December 31, 2023, the company has a loan balance of $211,400 with an interest rate of 3.75% per annum with a maturity date of 05/26/2050.

NOTE 7 – RELATED PARTY TRANSACTIONS

UNIVERSITY OF ROCHESTER

As discussed above the Company has a relationship with the University of Rochester (University) and the University of Rochester Medical Center (URMC) including shared activities in research and development, financing and product licensing. Historically, URMC and Excell Partners, Inc. have provided financing to the Company through convertible debt agreements. In addition, the Company has an agreement with the University which allow the Company the exclusive license to market technology involved in certain patents owned by the University. In exchange for these marketing rights and license of the Cone Beam CT technology, the Company agreed to pay the following:
- License fee in the form of 191,710 shares of Company's common stock
- Minimum annual royalties of from $5,000 for the years 2003 and commencing in 2006, $25,000 thereafter
- Royalties on licensed products of 2.5% of net sales

- Royalties on sub-licensed products of 30% of all related revenues, excluding monies received for research and development and certain reimbursements.
- Milestone payments of $25,000 for the completion of a prototype system and $150,000 six months following approval by FDA to market the first commercial product
- Payment of all reasonable out-of-pocket legal fees and costs relating to the filing, prosecution and maintenance of the patents incurred by the University including past patent costs.

The University owns 2,306,928 shares of the Company's common stock. The Company leases office space from High Technology of Rochester, Inc. as discussed below. The University is a partner in the lessor of the office space.

AMOUNTS PAID OR ACCRUED TO RELATED PARTIES

Accrued payroll, due to officer stockholders is $851,065 as of December 31, 2023 and $851,064 as of December 31, 2022.

NOTE 8 – LEASE CONTRACT ARRANGEMENTS

Management has elected to not apply ASU 2016 02, "Leases (Topic 842)". This determination was made because it does not believe that amending the accounting policy for leases would provide any additional benefit to the users of the financial statements. The associated GAAP departure will not have a material impact on the financial statements so additional disclosure in relation to the impact of this is not determined to be necessary.

A property lease dated October 1, 2019, is a six-year lease requiring a monthly lease payment of $4,679 per month for twelve months and annual rentals thereafter of $61,361 through September 30, 2023, $63,202 through September 30, 2024.

NOTE 9 – SHAREHOLDER EQUITY

The following sets forth the capitalization of the Company, pursuant to the Certificate of Amendment of the Certificate of Incorporation of Koning Corporation dated January 5, 2012. The Company authorized 103,000,000 shares of capital stock comprised of 100,000,000 shares of common stock having a value of $0.001 per share and 3,000,000 shares of preferred stock having a par value of $0.01. Also, on December 29, 2011, the Company changed the par value of common shares from $0.01 into common shares having a par value of $0.001. As a result, the holders of common stock, received ten (10) shares of common stock for each share of common stock owned on December 29, 2011. Due to anti-dilution clauses in certain stock purchase agreements, the Company has reserved for certain individuals, an additional 42,724 shares of common stock.

PREFERRED STOCK

The Company has two classes of preferred stock that have been issued through the conversion of debt instruments. The 659,271 shares of Series A preferred stock is convertible in 6,592,710 of common stock and calls for dividends, upon certain conditions, to be paid on a preferred basis. the 204,232 share of Series B preferred stock is convertible into 2,043,318 of common stock and calls for dividends upon certain condition, to be paid on a preferred basis. the aggregate of dividends payable for both series of preferred stock with rates of 8.8% and 6.5%, if certain conditions occur, totals $4,496,506.

COMMON STOCK

As of December 31, 2023 and 2022 The Company has 34,674,809, and 34,312,453 shares of its common stock issued and outstanding, respectively.

STOCK WARRANTS

The Company has reserved an aggregate of 591,884 shares for issuance upon the exercise of outstanding warrants to purchase share of common stock at $2.60 per share.

STOCK OPTION PLAN

The Company has a 2007 Equity Incentive Plan which authorizes the granting of options to purchase up to 2,500,000 shares of the Company common stock. in 2018 an additional stock option plan was created authorizing an additional 4,000,000 of option shares to be issued.

The exercise price for the shares subject to the options of the Company is equal to the fair market value on the date of the grant utilizing the Black-Scholes option pricing valuation model. No stock based taxable compensation is recorded for stock option grants. Options issued under the Incentive Stock Option Plan have a term ranging from five (5) to ten (10) years from the date of grant with some being contingent upon certain events happening at future milestone dates.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

For a complete discussion regarding the Licensing Agreement with the University of Rochester, see Note 7 – Related Party Transactions above. Refer to Note 8 – Lease Contract Arrangements to view the remaining commitment in relation to lease payments.

PENDING LITIGATION

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2023.

NOTE 11 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2002. For the period from inception through December 31, 2022, the Company has incurred losses totaling $16,641,299 and capitalized certain costs of intangible and other assets amounting to $35,401,866. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 12 – SUBSIDIARY COMPANY

In January 2008, the Company organized a wholly owned Chinese subsidiary named Koning (Tianjin) Medical Equipment Co. Ltd. (KTJ). Pursuant to a Stock Purchase Agreement dated November 25, 2014, the Company's Chinese subsidiary received $5 million from a venture capital fund in exchange for a 12% interest in the subsidiary. During 2018, the Company issued 1,923,077 shares of common stock in exchange for the investor's 12% in Koning Tianjin. The Company's purchase of the venture capital fund's investment is recorded at $5,000,000 and has been classified as patents, copywrites, trademarks and other assets of the subsidiary. Retained earnings (deficit) has been adjusted effective as of January 1, 2019 to record the issuance of common stock and the investment in the subsidiary.

The Company participates in transactions with the Chinese subsidiary, inclusive of equipment sales, loans to, and loans from, the subsidiary. Amounts reflected in the captions due to affiliates are noninterest bearing unless otherwise indicated.

The subsidiary is audited by a Chinese auditor using U.S. generally accepted accounting principles. The following sets forth balance sheet and operating highlights as abstracted from the Chinese auditor's report in US dollars. Highlights of the balance sheet follows:

KONING (TIANJIN) MEDICAL EQUIPMENT CO., LTD.
Balance Sheet – Highlights
December 31, 2023 and 2022
(Rounded to the Nearest $1000)

	2023	2022
Assets		
Cash	$ 315.3	$ 111.9
Accounts receivable, net	$ 15.5	$ 94.7
Inventory	$ 588.4	$ 330.9
Prepayments, Shareholder & other	$ 319.4	$ 313.4
Other receivable	$ 245.3	$ 200.1
Other assets	$ 1.3	$ 1.6
Plant and equipment, net	$ 1.3	$ 2.1
Total	$ 1,486.8	$ 1,055.1
Liabilities and Shareholder Equity (Deficiency)		
Trade and other payables	$ 737.8	$ 947.9
Other liabilities	$ 3,554.3	$ 3467.9
Shareholder's equity:		
Capital	$ 6,088.1	$ 6,088.1
Retained earnings (deficit)	$ (8,893.6)	$ (9,448.8)
Total	$ 1,486.8	$ 1,055.1

The audited highlights of the Statements of Operations for the two years ended December 31, 2023 in US dollars, are as follows:

KONING (TIANJIN) MEDICAL EQUIPMENT CO LTD.
Statement of Operations – Highlights
Two Years Ended December 31, 2023 and 2022
(Rounded to the Nearest $1000)

	2023	2022
Sales revenues	$ 1,067.5	$ 263.0
Costs of Goods Sold	$ 191.6	$ 116.7
Operating expenses, net	$ 622.3	$ 1,004.7
Net Loss (Gain) (i)	$ (253.5)	$ 858.4

(i) Earnings before income tax expense, depreciation and amortization

KONING CORPORATION & SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

**FOR THE YEARS ENDED
DECEMBER 31, 2022 AND 2021**

KONING CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
AS OF DECEMBER 31, 2022 AND 2021

KONING CORPORATION & SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

TABLE OF CONTENTS

KONING CORPORATION & SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2022 AND 2021

ASSETS		2022	2021
Intangible assets, net		$ 20,407,273	$ 20,533,909
Current assets			
Cash and cash equivalents		1,101,137	522,412
Accounts receivable		866,456	322,892
Inventory		1.685,159	1.287,758
Prepaid expenses		313,460	402,408
	Total current assets	3,966,212	2,535,470
Property and equipment, net		3,119,182	3,430,851
Security deposit and other		6,896	6,896
TOTAL ASSETS		**27,499,563**	**26,507,126**

LIABILITIES AND STOCKHOLDRES EQUITY

		2022	2021
Current Liabilities			
Accounts and credit card payables		1,600,152	1,563,645
Accounts payable, related party		40,000	47,116
Accrued payroll and interest, related party		1,119,039	949,020
Refund payable		441,779	400,000
Deferred revenue (down payment)		1,523,884	530,000
Other current liabilities		164,557	278,720
	Total current liabilities	4,889,411	3,768,501
Long-term Liabilities			
COVID relief funding		221,400	221,400
Officer loan		1,000,000	1,000,000
	Total long-term liabilities	1,221,400	1,221400
Convertible notes		3,558,360	3,558,360
Convertible notes – accrued interest		781,011	575,574
TOTAL LIABILITIES		**10,150,182**	**9,123,835**
Stockholder's Equity			
Preferred stock		8,636	8,636
Common Stock, $0.001 Par Value;			
100,000,000 Shares Authorized; 34,312,453 Shares Issued			
and outstanding as of December 31, 2022 and 31,701,963			
shares issued as of December 31, 2021		32,029	31,702
Additional paid in capital		33,194,924	29,135,349
Accumulated other comprehensive income		(105,947)	(105,947)
Retained deficit		(16,080,261)	(11,686,449)
TOTAL STOCKHOLDERS' EQUITY		**17,049,381**	**17,383,291**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		**27,449,563**	**26,507,126**

KONING CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
REVENUE		
Sales	$ 1,300,040	$ 222,567
Service contract revenue	74,482	95,112
Grant revenue	14,777	-
Other	29,267	40,100
TOTAL REVENUE	1,418,566	357,779
Cost of Goods Sold	628,887	153,022
GROSS PROFIT	789,679	204,757
RESEARCH EXPENSES		
Payroll taxes and employee benefits	382,168	3,430,851
Consultants and outside services	15,865	6,896
Other expenses	257,911	-
	655,944	87,115
OPERATING EXPENSES		
Advertising and marketing	270,236	118,743
GENERAL AND ADMINISTRATIVE EXPENSES		
Professional fees	424,764	318,583
Payroll expenses	1,163,395	941,918
Payroll taxes and employee benefits	131,127	114,941
Travel, meals and entertainment	99,014	92,803
Telephone and internet	5,331	8,981
Office and postage	3,390	18,382
Bank charges	4,050	10,479
Insurance	114,262	129,466
Royalty fees	-	25,000
Supplies and repairs	7,439	7,300
Other general and administrative	563,201	829,011
Utilities	11,084	32,081
TOTAL OPERATING EXPENSES	2,797,293	2,914,007
OTHER (INCOME) & EXPENSES		
Depreciation	50,098	70,845
Development		
Depreciation	264,296	264,296
Amortization	1,073,980	1,095,340
Foreign currency transaction	198,630	11,721
Non-operating expenses	1,067	400,995
Interest expense	243,051	316,953
Other taxes	11,207	65
TOTAL OTHER (INCOME) & EXPENSES	1,842,329	2,160,215
NET INCOME (LOSS)	**(4,505,887)**	**(4,869,465)**

KONING CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Capital Stock Preferred	Capital Stock Common	Additional Paid-in Capital Preferred	Additional Paid-in Capital Common	Accumulated Other Comprehensive Income	Retained Earnings	Total
BALANCE, JANUARY 1, 2021	$ 8,636	$ 30,763	$ 8,931,364	$ 16,238,523	$ (105,947)	$ (6,816,984)	$ 18,286,491
Issuance of shares		803	449,088	3,516,374			$ 3,966,265
Net income (loss) from operations						(4,869,465)	$ (4,869,465)
BALANCE, DECEMBER 31, 2021	$ 8,636	$ 30,702	$ 9,380,452	$ 19,754,897	$ (105,947)	$ (11,686,449)	$ 17,383,291
Issuance of shares		327		4,059,575			$ 4,059,902
Net income (loss) from operations						(4,393,812)	$ (4,393,812)
BALANCE, DECEMBER 31, 2022	$ 8,636	$ 32,029	$ 9,380,452	$ 23,814,472	$ (105,947)	$ (16,080,261)	$ 17,049,382

KONING CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENT OF CASHFLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITES		
Net income (loss)	(4,393,812)	(4,869,465)
Depreciation	314,394	335,141
Amortization	1,073,980	1,095,340
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities		
(Increase) Decrease in other assets	88,948	324,408
(Increase) Decrease in accounts receivable	(543,564)	522,695
(Increase) Decrease in inventory	(397,401)	(316,479)
Increase (Decrease) in accounts payable	71,170	(104,931)
Increase (Decrease) in accrued expenses	170,019	(418,221)
Increase (Decrease) in deferred revenue	879,721	(7,899)
Increase (Decrease) in other liabilities	205,437	161,707
Net cash provided by (utilized in) operating activities	(2,531,108)	(3,277,704)
CASH FLOWS FROM INVESTING ACTIVIES		
Property and equipment (acquisition) disposal	(2,725)	89,207
Intangible asset (acquisition) disposal	(947,344)	-
Increase in deposits	-	4,060
Net cash provided by (used in) investing activities	(950,069)	93,267
CASH FLOWS FROM FINANCING ACTIVIES		
Proceeds from convertible note payable, net	-	(125,000)
Proceeds from small business administration	-	61.400
Proceeds from issuance of common stock	4,059,902	2,671,041
Net cash provided by (used in) financing activities	4,059,902	2,607,441
Net (decrease)increase in cash and cash equivalents	578,725	(576,996)
Cash and cash equivalents, beginning of period	522,412	1,099,408
Cash and cash equivalents, end of period	$ 1,101,137	$ 522,412
Cash paid for Interest	$ 7,590	

4

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Koning Corporation & Subsidiary (which may be referred to as the "Company", "we," "us," or "our"), is a Delaware corporation which was organized January 14, 2002. The Company is a development stage company. The Company developmental model utilizes the successful research findings performed by the University of Rochester and formulated a plan to (i) manufacture the prototype technology and equipment, (ii) create and upgrade the computer enhanced software technology, (iii) perform clinical trials, (iv) obtain regulatory approvals and (v) market the healthcare system to institutional and other providers. The Company is a medical imaging company developing advanced imaging technology through Computed Tomography (CT) technology called Cone Beam CT. The Koning breast CT (KBCT) produces a 360-degree, true 3D image of the breast in minimal time, at a per-patient lower cost, and in most instances replaces the need for multiple devices, improving survival rates and outcomes for patients. During 2013, the Company was approved to sell its products in Canada, Europe and other countries accepting CE Mark. In January 2015, the Company received premarket approval from the US Food and Drug Administration (FDA) and in November 2015, the Company received Class III Medical Device approval from China FDA.

Through its clinical trials, the Company has accumulated a proprietary archive of medical data relating to imaging resulting from patient scans. This medical data is not available to any other competitor or healthcare provider and is essential for conducting artificial intelligence based automated reading and assisted radiology technology. In the opinion of management, this data can readily be licensed and marketed to users, educators and others in connection with machine learning and the development of algorithms.

The Company's founder, pursuing the research of radiological breast imaging with the University of Rochester and the University of Rochester Medical Center has obtained an exclusive worldwide license to monetize the imaging technology. See discussions below Related Party Transactions and Commitments and Contracts (Note 8 and Note 11).

Since January 14, 2002, the Company has relied upon shareholders, grant providers and other investors for funding cash flow to pay for developing, manufacturing, marketing and other operating expenses. (See discussions below). For the period from inception to December 31, 2022, the Company has generated no profit, has sustained losses aggregating $16,192,336 and has invested $35,334,574 in imaging technology and equipment development. The Company will likely incur additional losses prior to generating income and positive working capital from operations. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 12). During the next twelve months, the Company intends to fund its operations with funding from a campaign to sell Simple Agreements for Future Equity (SAFE instruments) (see Note 13). The Company is in the process of raising additional capital to fund its continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the company shall attest to, and report on, the assessment made by the management.

The financial statements include forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward looking statements are subject to various risks and uncertainties, including those described under the section entitled "Risk Factors" in the Offering Statement on Form C, filed with the Securities and Exchange Commission ("SEC"). Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. The Company does not undertake an obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Through the Offering Circular included herein, the Company is offering SAFEs from a minimum of $25,000 to $5,000,000 units. Funds will be made immediately available to the Company once the Company raises a minimum of $25,000 ("Minimum Offering"). Funds will be used for developing the product and for marketing the platform throughout the United States as well as for working capital.

See Offering Circular attached and Note 19 below, for a more comprehensive discussion of management, risk factors, commissions paid for the sale of SAFE's and other relevant data.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

PRINCIPLES OF CONSOLIDATION

The financial statements for the two years ended December 31, 2022, include the accounts of Koning Corporation and its Chinese subsidiary, Koning (Tianjin) Medical Equipment Co., LTD located in Tianjin, China (Koning Tianjin). All intercompany transactions and balances have been eliminated in consolidation. See discussions below.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

RISKS AND UNCERTAINTIES

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include a reduction of governmental reimbursements for imaging procedures, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

CONCENTRATION OF CREDIT RISKS

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

CASH AND CASH EQUIVALENTS

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022, and 2021, the Company had $1,101,138 and $522,412 of cash on hand, respectively.

RECEIVABLES AND CREDIT POLICY

Trade accounts receivables are recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest. Under normal customer trade terms, pre-payment is required before sales and services are rendered.

Management routinely assesses the financial strength of its customer and determines balances that are uncollectible and included in the allowance for doubtful accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2022, and 2021, the Company has accounts receivable balances of $866,456 and $322,892 respectively. Also, Management has determined that for one of its key clients, Weill Cornell Imaging – New York Presbyterian, it will record trade accounts receivables upon the signing of the contract versus when the product is shipped. As such, Trade Accounts Receivables on that consolidated balance sheets contains $304,000 of activity associated with Weill Cornell Imaging – New York Presbyterian as of December 3, 2022.

INVENTORIES

Inventories consist of diagnostic equipment, detectors, tubes and component parts. The inventory is stated at the lower of cost or market, on a specific cost identification method and consists entirely of work in process. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of obsolescence or slow-moving inventory.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is recorded at cost. Depreciation of property and equipment is charged to income using the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years. The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances have development that warrant revision of the estimated benefit period. Upon the sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any related gain or loss is included in current operations. At December 31, 2022, management believes that no impairment of the property and equipment exists.

DEVELOPMENT OF TECHNICAL COMPONENTS AND SOFTWRE ENHANCED
COMPUTER CT

Due to the Company's comprehensive relationship with the University of Rochester, see discussion below, in the aggregate, development costs incurred to invest in the development of the technology and to provide the imaging to the public, aggregated $48,689,860.

Prior to January 1, 2019, the Company expensed research and development costs as incurred. In compliance with ASC 985-20, Accounting for Costs of Software to be Sold, Leased, or Marketed, the Company capitalized and carries forward as assets, the costs to develop the equipment and technology. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired outcomes. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company will monetize and forecast the revenues from the technology and computer enhanced software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2022.

INTANGIBLE ASSETS

As a development stage company, management has identified intangible assets which heretofore were expensed as incurred. The intangible costs have several alternative future economic benefits, including the receipt of grants, monetizing clinical trial medical data, producing portable equipment, reusing emitters and detectors, technology licensing and sales, extending low radiation 3D construction software algorithms to other body parts, licensing imaging to non-healthcare industries and other. Certain intangible assets include software costs incurred by the Company's subsidiary in China and are being amortized over a useful life of from ten to twenty years. The Company has patent rights for the use of the technology owned by a related party that is not reported on the consolidated balance sheet. Prior to January 1, 2019, the Company's costs of maintaining the use of patented technologies have been expensed as incurred. Some of these patent rights have been sub-licensed to the Company's wholly owned subsidiary. Koning (Tianjin), the Company's subsidiary, has had its patent rights appraised in the past at approximately $2.8 million. This asset is not reported on the subsidiary's balance sheet. The Subsidiary paid a one-time license fee in 2018 aggregating $500,000 which is eliminated in consolidation.

In 2018, the Company purchased a 12% interest in the subsidiary, changing Koning (Tianjin) from a partially owned subsidiary to a wholly owned subsidiary in exchange for Company common shares totaling 1,923,077. In 2014, the 12% interest in the Chinese subsidiary was purchased by an independent venture capital fund (Fund) for $5,000,000. The 12% purchase by the Fund, in the amount of $5,000,000, was based upon an independent appraisal. The Company has accounted for the issue of the common shares to purchase the 12% interest as patents, trademarks, copywrites and other intangible assets.

TRANSLATION OF FOREIGN CURRENCY

The Company translated the assets and liabilities of its foreign subsidiary at year-end rates of exchange. The consolidated statement of operations for the year ended December 31, 2022, and 2021 was translated at the average rate of exchange for the year then ended and equity balances are translated at historic rates. The unrealized translation gains and losses were accumulated in a separate component of shareholder's deficit as accumulated other comprehensive income. Gains or losses resulting from foreign currency transactions are included in the determination of the net loss.

FAIR VALUE MEASUREMENT

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

INCOME TAXES

The Company is taxed as a corporation for federal and state income tax purposes. Since inception, the Company has sustained losses and accordingly, the financial statements reflect no provision for federal or state income taxes for the years ended December 31, 2022, and 2021.

Accounting principles generally accepted in the United States of America require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

The Company's federal and state income tax returns for the years subsequent to 2018 remain subject to examination by the relevant taxing authorities.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

REVENUE RECOGNITION

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard effective January 1, 2019. The adoption of the accounting method for contracts resulted in no change to beginning retained earnings as of December 31, 2018.

The Company recognizes revenue from product sales when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured: any losses on contracts are recognized immediately. The Company generates revenues primarily from product sales and service and maintenance contracts. Title and risk of loss is transferred at shipping point. The Company insures all shipments.

Grant income is recognized as income when eligible expenses are expended and submitted for reimbursement.

For years ending December 31, 2021, and 2021, the Company recognized $1,418,566 and $357,779 in revenue respectively.

DEPOSITS AND DEFERRED REVENUE

The Company records customer deposits and certain unearned revenue as deferred revenue until such time as the product is shipped or the grant revenue is earned. The Company's balance at December 31, 2022, and 2021 is $1,523,884 and $530,000, respectively. Also, Management has determined that for one of its key clients, Weill Cornell Imaging – New York Presbyterian, it will record deferred revenue upon the signing of the contract versus when the cash is received in advance of the shipment of the product. As such, Deferred Revenue on that consolidated balance sheet contains $304,000 of activity associated with Weill Cornell Imaging – New York Presbyterian as of December 31, 2022.

STOCK-BASED COMPENSATION

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share Based Payment," which replaces SFAS No. 123 and APB Opinion 25. The Company adopted the prospective application method as required by SFAS No 123(R). Stock-based compensation represents the cost related to stock-based awards granted to employees. The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award and recognizes the cost as expenses on a straight-line basis (net of estimated forfeitures) over the requisite service period. The requisite service period is generally the same as the vesting period. The Company recognizes the fair value of stock options using a Black-Scholes option pricing valuation model.

ORGANIZATIONAL COSTS

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

ADVERTISING EXPENSE

The Company expenses advertising costs as they are incurred. Such costs approximated $270,236 and $118,743 respectively, for the years ended December 31, 2022, and 2021.

NOTE 3 – INVENTORIES

Inventories which are accounted for at the lower of cost or market, consist of the following as of December 31, 2022 and 2021:

	2022	**2021**
Parts and accessories	$1,138,296	$ 794,070
Detectors and tubes	$ 546,863	$ 493,688
	$1,685,159	$ 1,287,758

NOTE 4 – PROPERTY AND EQUIPMENT

The Company records property and equipment at cost. As of December 31, 2022, and 2021 the Company has the following property and equipment:

	2022	2021
Medical equipment	$ 978,977	$ 1,967,092
Computer equipment & Software	$ 0	$ 285,644
Prototype and engineered development units	$ 5,816,216	$ 5,816,215
Other	$ 18,788	$ 15,721
Total	$ 6,813,981	$ 8,084,673
Less, accumulated depreciation	$ 3,694,798	$ 4,653,822
Property and equipment, net	**$ 3,119,183**	**$ 3,430,851**

NOTE 5 – INTANGIBLE ASSETS

As discussed below, the University of Rochester (University), has conducted and completed extensive research regarding the use of Computed Tomography (CT) technology, called Cone Beam CT. The University obtained patents which it licenses for use to the Company. Currently, the Company is developing equipment and computer technology. Therefore, as a development stage entity, the Company capitalizes as intangible assets, all costs which it anticipates will provide an alternative future economic benefit. Such assets are amortized over each respective asset's economic useful life which ranges from eight (8) to seventeen (17) years.

The following costs are included as intangible assets, net of accumulated amortization, as of December 31, 2022 and 2021:

	2022	2021
Patents and regulatory approvals	$ 6,215,713	$ 6,103,584
Clinical trials, medical data	$ 26,183,192	$ 25,447,257
Direct and indirect developmental costs	$ 2,934,011	$ 2,849,368
Total	$ 35,332,916	$ 34,400,209
Less accumulated amortization	($ 14,925,643)	($ 13,853,322)
Intangible assets, net	**$ 20,407,273**	**$ 20,546,887**

NOTE 6 - NOTES AND LOANS PAYABLE

LINE OF CREDIT

13

The Company has a line of credit available from two banks totaling $150,000. Amounts borrowed pursuant to the line of credit accrues interest at the rate of WSJ prime plus 2%. As of December 31, 2022, and 2021 the outstanding balances are $0 and $91,481, respectively.

CONVERTIBLE NOTES PAYABLE

As of December 31, 2021, outstanding convertible promissory notes total $3,558,360 and on December 31, 2022, the outstanding convertible promissory notes total $3,558,360. The convertible promissory notes bear interest at the rate of 6% per annum and can be converted into common shares of the Company, along with accrued interest and a 10% equity premium at a per share price of $5.2234.

NOTES PAYABLE – RELATED PARTIES

As of December 31, 2022, and 2021, the Company has the following note obligations to two officer shareholders of the Company, bearing interest at the rate of 2.5% per annum. The obligations have no scheduled repayment terms and therefore are classified as long-term obligations of the Company.

	2022	**2021**
Promissory notes payable	$1,000,000	$1,000,000
Convertible note payable	$3,558,360	$3,558,360

Interest expenses included in the consolidated statements of operations, applicable to the Promissory and convertible notes payable, paid and or accrued to related parties during the two years ended December 31, 2022, and 2021 amounted to $24,932 and $97,955, respectively.

SMALL BUSINESS ADMINISTRATION

The World Health Organization characterized the COVID-19 virus as a global pandemic on March 11. 2020. The duration and economic impact of the pandemic are uncertain. From time to time the Company obtained funding through the Small Business Administration (SBA) Economic Disaster Loan ("EIDL") program.

The Company will elect to account for the EIDL in accordance with Accounting Standards Codification (ASC) 470, "Debt." Under ASC 470, repayment amounts due within one year are recorded as current liabilities, and the remaining amounts, if any, due in more than one year, as long-term liabilities. In accordance with ASC 835, "Interest," no imputed interest is recorded, as the below-market interest rate is governmentally prescribed.

As of December 31, 2023, the company has a loan balance of $211,400 with an interest rate of 3.75% per annum with a maturity date of 05/26/2050.

NOTE 7 – CONCENTRATION OF CREDIT RISKS

During the years ended December 31, 2022, and 2021, Company sales were to a limited number of users; from three to four customers.

NOTE 8 – RELATED PARTY TRANSACTIONS

UNIVERSITY OF ROCHESTER

As discussed above the Company has a relationship with the University of Rochester (University) and the University of Rochester Medical Center (URMC) including shared activities in research and development, financing and product licensing. Historically, URMC and Excell Partners, Inc. have provided financing to the Company through convertible debt agreements. In addition, the Company has an agreement with the University which allow the Company the exclusive license to market technology involved in certain patents owned by the University. In exchange for these marketing rights and license of the Cone Beam CT technology, the Company agreed to pay the following:
- License fee in the form of 191,710 shares of Company's common stock
- Minimum annual royalties of from $5,000 for the years 2003 and commencing in 2006, $25,000 thereafter
- Royalties on licensed products of 2.5% of net sales
- Royalties on sub-licensed products of 30% of all related revenues, excluding monies received for research and development and certain reimbursements.
- Milestone payments of $25,000 for the completion of a prototype system and $150,000 six months following approval by FDA to market the first commercial product
- Payment of all reasonable out-of-pocket legal fees and costs relating to the filing, prosecution and maintenance of the patents incurred by the University including past patent costs.

For the years ended December 31, 2022 and 2021, the Company had expenses related to the above aggregating $0 and $37,270, respectively. As of December 31, 2022 and 2021, the Company owed the University $697,077 and $697,077, respectively. The University owns 2,306,928 shares of the Company's common stock.

AMOUNTS PAID OR ACCRUED TO RELATED PARTIES

Accrued payroll due to officer stockholders is $851,064 as of December 31, 2022, and $641,103 as of December 31, 2021.

NOTE 9 – LEASE CONTRACT ARRANGEMENTS

Management has elected to not apply ASU 2016 02, "Leases (Topic 842)". This determination was made because it does not believe that amending the accounting policy for leases would provide any additional benefit to the users of the financial statements. The associated GAAP departure will not have a material impact on the financial statements so additional disclosure in relation to the impact of this is not determined to be necessary.

As of December 31, 2023, the company has a remaining lease commitment of $124,563 to be paid through September 30,2024.

NOTE 10 – SHAREHOLDER EQUITY

The following sets forth the capitalization of the Company, pursuant to the Certificate of Amendment of the Certificate of Incorporation of Koning Corporation dated January 5, 2012. The Company authorized 103,000,000 shares of capital stock comprised of 100,000,000 shares of common stock having a value of $0.001 per share and 3,000,000 shares of preferred stock having a par value of $0.01. Also, on December 29, 2011, the Company changed the par value of common shares from $0.01 into common shares having a par value of $0.001. As a result, the holders of common stock received ten (10) shares of common stock for each share of common stock owned on December 29, 2011. Due to anti-dilution clauses in certain stock purchase agreements, the Company has reserved for certain individuals an additional 42,724 shares of common stock.

PREFERRED STOCK

The Company has two classes of preferred stock that have been issued through the conversion of debt instruments. The 659,271 shares of Series A preferred stock are convertible in 6,592,710 of common stock and calls for dividends, upon certain conditions, to be paid on a preferred basis. The 204,232 share of Series B preferred stock is convertible into 2,043,318 of common stock and calls for dividends upon certain conditions, to be paid on a preferred basis. The aggregate of dividends payable for both series of preferred stock with rates of 8.8% and 6.5%, if certain conditions occur, totals $4,496,506.

COMMON STOCK

As of December 31, 2022, and 2021 The Company has 34,312,453 and 31,701,963 shares of its common stock issued and outstanding, respectively.

STOCK WARRANTS

The Company has reserved an aggregate of 591,884 shares for issuance upon the exercise of outstanding warrants to purchase shares of common stock at $2.60 per share.

STOCK OPTION PLAN

The Company has a 2007 Equity Incentive Plan which authorizes the granting of options to purchase up to 2,500,000 shares of the Company common stock. in 2018 an additional stock option plan was created authorizing an additional 4,000,000 of option shares to be issued.

The exercise price for the shares subject to the options of the Company is equal to the fair market value on the date of the grant utilizing the Black-Scholes option pricing valuation model. No stock based taxable compensation is recorded for stock option grants. Options issued under the Incentive Stock Option Plan have a term ranging from five (5) to ten (10) years from the date of grant with some being contingent upon certain events happening at future milestone dates.

As of December 31, 2022, and 2021, the Company has granted 3,234,994 and 2,997,098 shares of common stock at a weighted average exercise price of $1.52.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

For a complete discussion regarding the Licensing Agreement with the University of Rochester, see Note 6 – Related Party Transactions above. Refer to Note 9 – Lease Contract Arrangements to view the remaining commitment in relation to lease payments.

PENDING LITIGATION

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022.

NOTE 12– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2002. For the period from inception through December 31, 2022, the Company has incurred losses totaling $16,192,336 and capitalized certain costs of intangible and other assets amounting to $35,334,574. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. Management plans to raise additional funds using crowdfund offerings as disclosed within Note 13. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 13 – SUBSIDIARY COMPANY

KONING CORPORATION & SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

In January 2008, the Company organized a wholly owned Chinese subsidiary named Koning (Tianjin) Medical Equipment Co. Ltd. (KTJ). Pursuant to a Stock Purchase Agreement dated November 25, 2014, the Company's Chinese subsidiary received $5 million from a venture capital fund in exchange for a 12% interest in the subsidiary. During 2018, the Company issued 1,923,077 shares of common stock in exchange for the investor's 12% in Koning Tianjin. The Company's purchase of the venture capital fund's investment is recorded at $5,000,000 and has been classified as patents, copywrites, trademarks and other assets of the subsidiary. Retained earnings (deficit) have been adjusted effective as of January 1, 2019 to record the issuance of common stock and the investment in the subsidiary.

The Company participates in transactions with the Chinese subsidiary, inclusive of equipment sales, loans to, and loans from, the subsidiary. Amounts reflected in the captions due to affiliates are noninterest bearing unless otherwise indicated.

The subsidiary is audited by a Chinese auditor using U.S. generally accepted accounting principles. The following sets forth balance sheet and operating highlights as abstracted from the Chinese auditor's report in US dollars. Highlights of the balance sheet follows:

KONING (TIANJIN) MEDICAL EQUIPMENT CO., LTD.
Balance Sheet – Highlights
December 31, 2022 and 2021
(Audited) (Rounded to the Nearest $1000)

	2022	2021
Assets		
Cash	$ 112.1	$ 15.3
Accounts receivable, net	$ 295.1	$ 329.2
Inventory	$ 331.1	$ 351.2
Prepayments,	$ 313.5	$ 305.3
Intangible assets, net	$ 1.7	$ 2.1
Plant and equipment, net	$ 2.1	$ 4.1
Total	$ 1,055.6	$ 1,007.2
Liabilities and Shareholder Equity (Deficiency)		
Trade and other payables	$ 948	$ 291
Other liabilities	$ 3,468.1	$ 3,455.4

Shareholder's equity:

Capital	$ 6,088.6	$ 6,088.2
Retained earnings (deficit)	$ (9,449.1)	$ (8,827)
Total	**$ 1,055.2**	**$ 1,007.2**

The audited highlights of the Statements of Operations for the two years ended December 31, 2022, in US dollars, are as follows:

KONING (TIANJIN) MEDICAL EQUIPMENT CO LTD.
Statement of Operations – Highlights
Two Years Ended December 31, 2022 and 2021
(Audited)

	2022	2021
Sales revenues	$ 263,090	$ 99,584
Costs of Goods Sold	$ 116,732	$ 36,412
Operating expenses, net	$ 999,140	$ 1,805,646
Interest expense	$ 5,598	$ 65,817
Net Loss (i)	**$ 858,400**	**$ 1,808,291**

(i)   Earnings before income tax expense, depreciation and amortization

CROWDFUNDING OFFERING

As of June 15, 2021, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, and is offering the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to $5,000,000 of simple agreement for future equity. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. See Form C elsewhere herein.

ISSUANCE OF SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFEs)

In this Offering, the Company will be issuing from $25,000 to $5,000,000 of Simple Agreement for Future Equity Series 2021 ("SAFE"). Upon each future equity financing ("Equity Financing"), of not less than $1,000,000, the Company will notify the investors of the SAFE's. The Company has a discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined in Form C, Exhibit C herein). For rights and obligations of CF Shadow Series, see Form C Exhibit C.

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

The SAFEs may be convertible into common stock, preferred stock or safe preferred stock. Upon an Equity Financing or a conversion event, the number of shares of capital stock to be issued shall be equal to the greater of the valuation cap divided by the fully diluted capitalization price per share of capital stock sold during an Equity Financing ("Conversion Price"). SAFE capital stock are securities identical to those issued in the Equity Financing except that the per share liquidation preference, the initial conversion price, and the dividend rights will be based upon the Conversion Price. See Form C, Exhibit C.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the

Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). In addition to a contingent surcharge based upon the need to make certain material changes to the Offering, the Intermediary will be entitled to receive the following fees and commissions:

Offering Fees means (I) all fees incurred by Republic on behalf of the Company, with the Company's prior approval and (II) all Surcharges (as defined) incurred by the Company, for the avoidance of doubt, all fees associated with the use of the Escrow Agent and any credit card processors

Republic Commissions means (I) cash Proceeds equal to 6.0% of the amount raised by the Company from the Successful Offering and (II) securities interest equal to 2.0% of the total Securities issued as part of such Successful Offering, which securities interest shall be issued pursuant to Section 4(a)(2) of the Act (for clarity, this means that if $100,000 of Securities are sold, Republic is due a $6,000 cash commission and a Securities instrument with a face value of $2,000, under the same terms and conditions as the other Securities sold in the Successful Offering, not 2.0% of the company).
f) *Surcharges* means the following fees as incurred by the

Republic commissions on the funds successfully raised and offering fees of 6% commission fee and 2% of the securities issued in this offering.

NOTE 14 SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 31, 2023, the date the financial statements were available to be issued. Based on this evaluation, management entered into a new lease agreement effective June 2023. This lease does not have an impact on any of the 2022 operations.

Independent Accountant's Report

<u>on Applying Agreed-Upon Procedures</u>

To the Managements of Koning Corp.:

We have performed the procedures enumerated below, which were agreed to by the Management of Koning Corp., solely to assist you in evaluating the accompanying Consolidated Balance Sheets, Statements of Operations, Statement of Changes in Stockholder's Equity/(Deficit) and Cashflows (collectively referred to as the "Financial Statements") as prepared in accordance with US Generally Accepted Accounting Principles for the years ended December 31, 2022 and December 31, 2021. Management is responsible for the Financial Statements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Required Procedure	Procedures performed
1. In-depth Inspection of Financial Records: The service provider will execute an intensive inspection of the company's financial records, maintained in QuickBooks Online for the fiscal year 2022. This includes a careful study of recorded transactions, rigorous verification of their legitimacy and precision, and thorough reconciliation of the financial data. Attention will be given to all major financial categories, including assets, liabilities, equity, income, and expenses.	The engagement team performed inspection procedures in alignment with SSARS as adopted by the AICPA. Details of the procedures performed are outlined below: - Performed inquiries with key individuals from management to develop an understanding of the business and obtain additional rationale for the nature of the transactions; - Performed substantive analytical procedures over all in-scope financial statement line items. Analytical procedures involved developing an independent expectation around the movement of a financial statement line item and obtaining additional corroborating evidence from management when fluctuations were determined to be unusual/unexpected or related to a significant risk.
2. Comprehensive Verification of Financial Data: The service provider will undertake a detailed examination of the 2022 financial data provided by the client. This process, focused on absolute accuracy and documentation support, will implement stringent measures to ensure that the financial data is in perfect alignment with the underlying transactions and the company's own financial records. Special attention will be given to the balance sheet items, verifying the existence, valuation, and ownership of the assets recorded.	All unusual/unexpected were appropriately corroborated as part of our procedures and all material adjustments were recorded by management.
3. Methodical Financial Data Reconciliation:	The engagement team performed a reconciliation of all trial balance accounts to the financial

21

The service provider will execute a thorough reconciliation of the financial data provided by the client for the 2022 fiscal year. This critical step involves a systematic comparison of the financial data to the company's internal records. Any discrepancies discovered will be identified, investigated, and reconciled to ensure the accuracy and completeness of the records	statement draft prepared by management. These procedures included the following: - Created a consolidation schedule Koning Corporation & Subsidiary and reconciled the underlying trial balance data to the financial statement draft prepared by management. - Verified the accuracy and appropriateness of adjusting journal entries to account for capitalization of intangible assets and consolidation of Koning (Tianjin) Medical Equipment Co.,LTD, the wholly owned subsidiary. - Compiled the consolidated financial statements to create consolidated statements which included the balance sheets, statement of operations, statements of changes in stockholders' equity and cashflows. - Updated consolidated financial statement notes to reflect the current year activity of the consolidated entity.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the accompanying Financial Statements. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Management of Koning Corp., and is not intended to be and should not be used by anyone other than these specified parties.

Erik DeMar

DCG Assurance LLC   7/31/2023